Exhibit 99.1

BOS Supply Chain Division Receives an Order in the Amount of $2.4 million

RISHON LE ZION, Israel, March 28, 2022 (GLOBE NEWSWIRE) -- BOS Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC) announced today that its Supply Chain Division has received an order in the amount of $2.4 million for delivery this year.

Hagit Eliyahu, VP of Sales of the Supply Chain Division, stated: “This is an order from an existing customer in Israel, and it demonstrates the strong added value of our supply chain services to manufacturers”.

Avidan Zelicovski, BOS’ President, stated: “I am encouraged by the growing demand for the Supply Chain division’s services, that is reflected in a record level of backlog. Most of the Supply Chain division’s sales are to the Israeli defense industry, and I believe this trend will continue this year in view of the military operations in Europe.”

About BOS

BOS provides services and systems for inventory production and management in three channels:

•	Services – The Supply Chain division provides inventory procurement and kitting.
•	Integration – the RFID division provides off-the-shelf software and equipment to track and manage inventory in the production floor and warehouse.
•	Development – the Intelligent Robotics division develops and builds custom-made robotic cells for the industrial and logistic processes.

Contact: Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Robotics business line) and Dagesh Inventory Counting and Maintenance Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS' periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.